Filed by Danvers Bancorp, Inc. Pursuant

to Rule 425 under the Securities Act of 1933

Subject Company: Beverly National Corporation

THE FOLLOWING IS A FREQUENTLY ASKED QUESTIONS MEMORANDUM THAT WAS DISTRIBUTED BY DANVERS BANCORP, INC. TO EMPLOYEES OF BEVERLY NATIONAL CORPORATION ON JULY 8, 2009.

Internal Q & A About the Merger

GENERAL OVERVIEW Q&A

Why did Beverly National agree to merge with Danversbank?

•      Merging with Danversbank will create a very strong community bank still headquartered in Massachusetts, with considerably more resources than Beverly National alone, and better-suited to compete effectively in this environment.

•      Employees, customers and shareholders will have the opportunity to continue to enjoy the bank’s successes, even in these turbulent economic times.

•      Danversbank operates with a similar culture, with a strong emphasis on customer service.

•      Danversbank is similarly committed to employees, customers and the community.

•      The combined bank will have $2.2 billion in assets and more than 25 branches, the ability to offer a greater range of products and services, and a strong capital position that will allow expansion into newer markets.

Where is Danversbank located and what is its history?

•      Danversbank is a wholly owned subsidiary of Danvers Bancorp Inc. (NASDAQ:  DNBK) with 16 current locations in Essex, Middlesex and Suffolk Counties.  Danversbank has $1.7 billion in assets and has been serving the greater Boston area since 1850.  The bank is a leading provider of commercial and personal banking services, with a strong commitment to the community.  For more information, visit www.danversbank.com.

What will be the name of the bank?

•      The name of the combined bank will be Danversbank.

What changes will there be for retail and commercial customers?

•      There will be no immediate change for any customers.  This transaction needs to go through an approval process, which we expect will take several months.  Once we receive the appropriate approvals and the transaction closes, we will begin a conversion and mapping process.  There will be ongoing communications for employees and customers on what changes to expect.

When will the transaction be effective?

•      We anticipate the transaction to close sometime in the 4th quarter of 2009 and the conversion to take place in the 1st quarter of 2010.

EMPLOYEE Q&A

Is my job secure? When will I know if I have a job?

•      While not all decisions have been made regarding staff levels, many of the Beverly National employees will have jobs in the combined organization. There will likely be some duplication of positions as a combined organization, and therefore some positions may be either consolidated or eliminated. As we move forward with this transaction, you will be notified as to your specific employment situation. Danversbank will make every effort to place qualified Beverly National individuals in open positions, and in fact, effective immediately, preference will be given to BNB employees for all openings. Information about openings at Danversbank is available on CLICK and can also be obtained through the BNB Human Resources department.

If I have a job, will my pay change?

•      There are no plans to reduce present compensation of any employees who remain in the same or comparable position.

Will my Title change?

•      In most cases we do not anticipate title changes.  Titles will be based on similar positions at Danversbank.

Is there opportunity for career growth?

•      Danversbank has been a strong and growing organization for more than a century.   DBK University provides a wide variety of relevant professional development programs for all employees. The bank’s core value “Always Learn” encourages employees to participate in programs that provide professional development opportunities. Danversbank operates with a culture of teamwork, employee engagement and innovation.

Will my benefits change?

•      The Danversbank employee benefit offerings are outlined in the Benefit Summary and are fundamentally the same in all major categories.  Danversbank Human Resources Department will schedule group meetings to assist all BNB employees with enrollment in Danversbank benefit plans.

Is there a severance package?

•      For those whose positions are eliminated, there will be severance packages available. Packages will include severance pay (general award of 2 weeks for every year of service, with a cap of 52 weeks) and medical benefits for a period of time following termination of employment (with a minimum of 3 months medical insurance).

If I am offered a job, do I have an option to decline and if I do, am I still eligible for severance pay?

•      If you are offered a like position in the merged bank and decline, you will generally not be eligible for any severance pay. However, if the position you are offered requires you to travel more than 25 miles beyond what you are traveling now to get to work, you will have the option of taking a severance package instead of the new position.

If I stay, will I retain my years of service?

•      Danversbank will recognize Beverly National’s years of service for vacation purposes and entry into the Danversbank 401K Plan.

If I decide to leave on my own, can I collect unemployment?

•      If you quit your job, the Massachusetts Division of Unemployment Assistance will decide if you qualify for unemployment insurance. Generally, employees who quit a job that has not been materially altered are not entitled to unemployment compensation.

I currently have my payroll check direct deposited, will this change?

•      No.

What will happen to my 401K?

•      At this time, plan termination or merging Beverly National’s 401K plan into Danversbank’s 401K plan is being evaluated.  Eligible employees will be enrolled into the DBK SBERA 401K plan at closing.

What will happen to my 401K loan?

•      Loans will be rolled to your SBERA account and will continue to be repaid through payroll deductions.

Am I eligible to participate in the Danversbank Employee Stock Ownership Plan (ESOP)?

•      Yes, eligible employees will be enrolled into the ESOP at the first open enrollment period following the closing.

What will happen to my health insurance if I am let go?

•      During the period of severance, you will be permitted to stay on the medical plan by continuing to pay the employee contribution rate. After severance, COBRA benefits will be available to you at your own expense.

What will happen to my health insurance if I stay? Will my plan change?

•      Danversbank provides medical insurance through BCBS and dental insurance through Delta Dental. We offer a High Deductible Plan, an HMO and a PPO. You will have the opportunity to decide which of these plans best meets your needs and into which you should transfer.

I have funds taken out of my paycheck to cover personal obligations like child support. Will this be affected?

•      These deductions will continue.

I am planning on taking my vacation time. Are there any times when I cannot take vacation? Will there be a chance that my plans could change?

•      Until the end of this year, you should plan on taking your vacation as planned; please confirm those plans with your immediate supervisor.  If you are critical to the integration plans, we may require that you be here during certain times.

Am I eligible to participate in the Danversbank bonus program?

•      Beginning 2010, eligible employees will participate in our bank incentive bonus plan or be a part of our retail incentive bonus.

Are we still receiving annual reviews?

•      Beverly National employee reviews and pay increases are not affected by the proposed merger.

Forward-Looking Statements

This report contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and this statement is included for purposes of complying with these safe harbor provisions. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others: (1) failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all; (2) failure of the stockholders of Beverly National Corporation (“Beverly”) and Danvers Bancorp, Inc. (“Danvers”) to approve the merger agreement; (3) failure to obtain governmental approvals of the merger, or imposition of adverse regulatory conditions in connection with such approvals; (4) disruptions to the parties’ businesses as a result of the announcement and pendency of the merger; (5) costs or difficulties related to the integration of the businesses following the merger; (6) changes in general, national or regional economic conditions; (7) the risk that the cost savings and any other savings from the transaction may not be fully realized or may take longer than expected to realize (8) changes in loan default and charge-off rates; (9) reductions in deposit levels or in the value of assets held, necessitating increased borrowings to fund loans and investments; (10) changes in interest rates; (11) changes in levels of income and expense in noninterest income and expense related activities; and (12) competition and its effect on pricing, spending, third-party relationships and revenues.

Additional Information and Where to Find It

In connection with the proposed merger of Beverly with and into Danvers, Danvers and Beverly intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus. INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DANVERS, BEVERLY AND THE MERGER. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Danvers or Beverly with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by accessing Danvers’ website at www.danversbank.com under the heading “Investor Relations” and then under the heading “SEC Filings,” or by accessing Beverly’s website at www.beverlynational.com under the heading “Investor Relations” and then under the heading “SEC Filing Information.”

Information about the directors and executive officers of Danvers and Beverly and information about any other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about Danvers’ directors and executive officers in the proxy statement for Danvers’ 2009 annual meeting of stockholders filed with the SEC on March 31, 2009.  You can find information about Beverly’s directors and executive officers in the proxy statement for Beverly’s 2009 annual meeting of shareholders filed with the SEC on April 23, 2009.  You can obtain free copies of these documents from the SEC, Danvers or Beverly using the contact information above.

Investor and Media Contacts:

Danvers Bancorp, Inc.	Beverly National Corporation

Kevin T. Bottomley President and Chief Executive Officer (978) 739-0263	Donat A. Fournier President and Chief Executive Officer (978) 720-1225

L. Mark Panella	Michael O. Gilles
Executive VP and Chief Financial Officer (978) 739-0217	Senior Executive VP and Chief Financial Officer (978) 720-1226

Participants in Solicitation

Danvers, Beverly and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Danvers and Beverly in connection with the merger.